Via Facsimile and U.S. Mail
Mail Stop 4720

April 26, 2010

Mr. Trevor Fetter
President and Chief Executive Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

Re: **Tenet Healthcare Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        File No. 001-07293

Dear Mr. Fetter:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Description of Business, page 2

2. We note your disclosure on page 16 that 56.1% of your total net patient revenues were from managed care payers and that 62% of these revenues were from your top ten managed care payers. To the extent that you were substantially dependent on any of these top ten managed care payers, please identify them, describe the material terms of any agreements with them and file the agreements as exhibits. If you do not believe you were substantially dependent on any of these parties, tell us the basis for your belief.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

3. You sold the USC University Hospital and USC Kenneth Norris Jr. Cancer Hospital for cash proceeds of $275 million. The terms for the sale of these hospitals included your deferral of proceeds, amounting to $30 million, which was placed in escrow for up to four years. Please revise to disclose the reason for the escrow and your accounting treatment of it including the extent that it is included in determining the gain or loss on this sale in 2009 and/or may impact future results of operations. Provide us your accounting analysis supporting your treatment under GAAP.

4. Please revise your analysis of the $429 million increase in net operating revenues in 2009 and the $502 million increase in 2008 to describe and quantify the factors causing these increases and the reasonably likely effect of known trends, events, commitments or uncertainties on your future net operating revenues. Ensure that your revised disclosure explains and quantifies the impact of reduction in patient volumes, shifts in payor mix, reduction in reimbursement rates and changes in the level of uninsured patients, using the key operating statistics described on pages 48-49.

5. Please revise your analysis of the caption in your statement of operations, "other operating expense, net," to quantify the underlying components on a gross basis for each period presented. Ensure that your revised disclosure explains and quantifies the underlying factors that have caused changes in the components of this caption. In particular, explain and quantify the underlying factors that have caused the decrease in hospital malpractice expense from $126 million in 2008 to $89 million in 2009.

Critical Accounting Estimates

Impairment of Long-Lived Assets, page 73

6. In 2009, you recorded a $7 million impairment charge for one hospital, primarily due to a decline in real estate, which follows an impairment charge recognized in

2008. Also, you disclose that further impairment charges for this hospital may be necessary in the future. Please revise to disclose the aggregate carrying value of long-lived assets for this hospital at December 31, 2009.

Accounting for Income Taxes, page 75

7. You state that the income tax valuation allowance decreased by $138 million. However, your income tax rate reconciliation disclosure in Note 14 indicates that this decrease totaled $118 million. Please revise your disclosure to explain this apparent inconsistency.

Liquidity and Capital Resources

Cash Requirements, page 64

8. Please explain to us why you have omitted estimated future cash payments associated with your professional and general liability reserves from this table or revise your disclosure accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page 112

9. Please revise your disclosure to explain the reason for the change in the deferred tax valuation allowance for each period presented. Ensure that your disclosure also clarifies the current and noncurrent nature of each deferred tax asset and liability to explain the differences between the deferred income tax assets and liabilities disclosed in Note 14 and the corresponding amounts presented on your balance sheets.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant